Mail Stop 4561

April 28, 2010

Mr. Lars Björk
President and Chief Executive Officer
Qlik Technologies Inc.
150 Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

> Re: **Qlik Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed on April 1, 2010**
> **File No. 333-165844**

Dear Mr. Bjork:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms for additional guidance.

3.   You have omitted some of the exhibits. We will review those exhibits as you submit them, but you should provide us with a reasonable amount of time for review.

4.   With respect to every third-party statement in your prospectus, such as the market data attributed to Gartner (pages 1, 2, and 26) and IDC (page 1, 3, 26, 56, and 58), please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

Risk Factors

"*We have previously identified material weaknesses . . .*", page 21

5.   We note that during 2010 you implemented procedures and controls to address the material weakness identified in fiscal 2009. Please revise your disclosures to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs associated with that you have, or expect to be, incurred.

Capitalization, page 29

6.   Your disclosures in footnote (1) on page 30 indicate that the adjusted pro forma disclosures exclude all outstanding warrants. However, your pro forma and adjusted pro forma disclosures on page 7 appear to include the conversion of preferred stock warrants (474,282 shares). Please ensure adjusted pro forma disclosures in your capitalization table and related footnotes reflect the inclusion of the conversion of your preferred stock warrants into common stock given the contingency that they will convert upon completion of your IPO. Furthermore, ensure your disclosures on page 6 regarding conversion of warrants are consistent with your pro forma and adjusted pro forma disclosures.

7.   Additionally, to be consistent with the disclosures on page 7, you should also revise your adjusted pro forma disclosures to give effect to the use of $6.9 million

in proceeds to repay principal, accrued interest, and prepayment fees for your outstanding debt facility from Stiftelson Industrifonden.

Selected Consolidated Financial Data, page 33

8.   Revise to disclose pro forma earnings per share as adjusted giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish your Stiftelson Industrifonden note payable. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

9.   Your Overview appears to be more in the nature of a repetition of your business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your Overview to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issues. Refer to Section III.A of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 39

10.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

11.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

12.   Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2009 and subsequent equity

issuances, if any. In your response, please explain how they quantitatively impacted your fair value analysis of underlying common stock for your stock options.

13.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for fiscal 2009:

- the nature and type of stock option or other equity related transaction;
- the date of grant/issuance;
- description/name of option or equity holder;
- the reason for the grant or equity related issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock, and;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

14.   We note the increase in the fair value of your common stock during the latter half of fiscal 2009 was attributed in part to improved expectations for financial performance in fiscal 2009 and 2010. Please provide us with your quarterly operating results for fiscal 2009 and the first quarter of fiscal 2010, if available at the time of your response.

Results of Operations, page 44

15.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 45 addressing the increase in revenue, in which you identify only a single material source of the change. Please note that, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831.

16.   When discussing material increases in revenue, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or volume. See Item 303(a)(3)(iii) of Regulation S-K.

Business

Case Studies, page 66

17.   Please confirm that the entities named in this section have agreed to the use of
        their information in your registration statement.

Management

Executive Officers and Directors, page 70

18.   Please ensure that you have included complete disclosure of the business
        experience of each direct and executive officer during the past five years. For
        instance, it is not clear that you have provided complete disclosure for Mr. Gavin
        and Mr. Ott.

Factors for Nomination of Candidates for Director, page 75

19.   Please discuss the specific qualifications, attributes and skills that led to the
        conclusion that each person should serve as a director. Checklist disclosure of the
        kind you have provided does not appear responsive to the requirements of
        Item 401(e) of Regulation S-K.

20.   We note that certain of your directors were designated by holders of your capital
        stock. Please discuss this fact in this section, or advise why this is not relevant to
        this disclosure.

Compensation Discussion and Analysis

Base Salaries, page 79

21.   The compensation committee appears to have approved base salary increases for
        2010 ranging in some cases from 10% to 50% over base salaries for 2009. Please
        provide enhanced disclosure regarding the elements of individual performance
        and corporate growth and performance during 2009 which led the compensation
        committee to award these increases.

Cash Incentive Bonus, page 80

22.   Your consolidated revenue target appears to be material and thus should be
        disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of
        Regulation S-K. Please advise, or provide us with your analysis of the
        competitive harm which would result from disclosure of the target.

23.   Please enhance your disclosure as to the elements of company performance in 2009, each named executive officer's individual contribution to this performance, and the satisfaction of personal performance objectives by each named executive officer that led the compensation committee to award bonuses in most cases approaching or exceeding 100% of target bonus amounts, despite the fact that the company did not achieve its revenue target.

Employee Compensation Risks, page 83

24.   Please advise us of the basis for your conclusion that your compensation programs do not encourage excessive risk, and describe the process that you undertook to reach that conclusion.

Certain Relationships and Related Persons Transactions

Investors' Rights Agreement, page 95

25.   Please disclose the names of the related persons who are parties to this agreement, as well as the entities with which they are affiliated. See Item 404(a)(1) of Regulation S-K.

26.   Please disclose the basis on which ETV Capital SA is a related person. See Item 404(a)(1) of Regulation S-K.

Principal and Selling Stockholders, page 97

27.   Please update this table so that it discloses information as of the most recent practicable date. See Item 403 of Regulation S-K.

28.   Please disclose any persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Stiftelson Industrifonden. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Securities Exchange Act of 1934. Please also disclose the address of the beneficial owner(s) of these shares.

Underwriters, page 109

29.   Please disclose the discounts and commission to be allowed or paid to dealers, or advise as to why you believe that this disclosure is not required. See Item 508(h) of Regulation S-K.

30.   You do not appear to have included any disclosure regarding passive market making or penalty bids. Please confirm that neither the underwriters nor any selling group members will engage in these activities. See Item 508(k) and (l) of Regulation S-K.

31.   We note your disclosure that, after the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Please clarify this statement. If you are referring to sales of unsold allotments, or subsequent sales of securities purchased by the representatives in stabilizing and related transactions, so state.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

32.   Please tell us the nature of what is included in "non-cash interest expense" as reported in your adjustments to reconcile net income (loss) to net cash provided by operating activities. If it includes amortization of your debt discounts, please revise this caption to indicate as such.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-9

33.   We note that vendor-specific objective evidence ("VSOE") of maintenance services is based on "independent maintenance renewals." If VSOE is based on the stated renewal rate approach (ASC 605-25-67), then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates as a percentage of the contractual license fees and revise your disclosure on page 36 to indicate if the annual maintenance renewal rate was based on customers renewing maintenance at the rates stated in the initial agreement. Alternatively, if VSOE is based on the stand-alone sales approach (ASC 605-25-6), then provide the volume and range of stand-alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). If your analysis is based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price.

34.   Additionally, we note that VSOE of professional services is based on stand-alone sales of similar services. Please describe your analysis performed under

ASC 605-25-6 in similar detail as we requested above for your maintenance services.

35.   For each period presented, please tell us the amount of revenue and cost of revenue recognized from your OEM partners for each business model and where you classify revenue and cost of revenue for subscription and royalty based models. Also, please tell us if you provide maintenance services in arrangements with your OEMs.

Note 5. Fair Value Measurements, page F-16

36.   Please provide us with the assumptions used to value the PCB, ETV, and Industrifonden warrants as described in your footnote disclosure on page F-17 and provide us with a summary calculation as to how the fair value of the warrants were derived at the initial valuation date and as of December 31, 2009. In your response, please provide us with your analysis as to how the fair value of underlying common stock was derived at each of these dates.

37.   In addition, please revise to provide a cross-reference to Note 8 in your description of the ETV and Industrifonden warrants.

Note 10. Capital Structure, page F-23

38.   Revise to disclose the issuance dates for your Series A and AA preferred shares.

Note 16. Subsequent event, page F-28

39.   Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which subsequent events has been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Accordingly, please revise your disclosures to provide this information, as we believe you are not considered an SEC Filer as defined in ASC 855-10-20 given that your registration statement is not yet effective.

40.   Additionally, revise to disclose the estimated purchase price for your acquisition of the Syllogic Corporation.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Lars Björk
Qlik Technologies Inc.
April 28, 2010
Page 10

       You may contact Melissa C. Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

       Sincerely,

       Mark P. Shuman
       Branch Chief-Legal

cc: <u>Via facsimile: (781) 622-1622</u>
       Jay K. Hachigian, Esq.
       Richard R. Hesp, Esq.
       Gunderson Dettmer Stough
          Villeneuve Franklin & Hachigian, LLP